2200 Ross Avenue, Suite 2200
Dallas, Texas 75201
Telephone: 214-740-8000
Fax: 214-740-8800 www.lockelord.com
John B. McKnight
Direct Telephone: 214-740-8675
Direct Fax: 214-756-8675 jmcknight@lockelord.com

October 11, 2013

VIA EDGAR AND FEDEX

Jennifer Gowetski

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC Commercial Trust
Registration Statement on Form S-4
Filed August 30, 2013
File No. 333-190934

Dear Ms. Gowetski:

Set forth below are the responses of PMC Commercial Trust (“PMC Commercial”) to the Staff’s comment letter dated September 27, 2013 (the “Comment Letter”) regarding the referenced Registration Statement on Form S-4.

For your convenience, we have set forth below the Staff’s comments followed by PMC Commercial’s responses thereto in bold typeface. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Comment Letter. The page numbers referenced below refer to the page numbers of Amendment No. 1 to the referenced Registration Statement on Form S-4 (the “Registration Statement”) which is filed herewith. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

To expedite your review, we are sending to you via FedEx a copy of this letter, together with clean and marked copies of the Registration Statement showing changes made to the initial filing. As noted in our response below to Comment #5, we are also delivering to you under separate cover and pursuant to Securities Act Rule 418 materials responsive to such Comment.

General

1.	Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

We confirm that PMC Commercial will file with the Commission all materials used in connection with the solicitation of proxies in compliance with Regulation 14A. Please note that the proposed form of proxy card is attached as Exhibit 99.9 to the Registration Statement.

2.	Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

The “board book” presented by Sandler O’Neill to the Board of Trust Managers of PMC Commercial on July 5, 2013 is attached hereto as Exhibit A. We confirm that this board book reflects the only presentation materials submitted by Sandler O’Neill to PMC Commercial in support of its fairness opinion delivered to the Board of Trust Managers. Please be advised that it is PMC Commercial’s understanding that no fairness opinion or “board books” or similar documentation were submitted in connection with CIM REIT’S approval of the proposed transaction. We believe that the information required by Item 1015 of Regulation M-A is disclosed under the caption “THE MERGER—Opinion of PMC Commercial’s Financial Advisor” beginning on page 75.

3.	We note that you intend to issue preferred shares to CIM REIT and affiliates. We also note that (i) each share of preferred is convertible into seven common shares, (ii) you are registering the conversion, and (iii) based on your disclosure on page 6, you currently do not have a sufficient number of authorized shares. Further, we note that you do not plan to seek shareholder approval to authorize sufficient shares until after the merger has been consummated. Please advise how the preferred shares and the common shares to be issued upon conversion will be duly authorized and validly issued in light of the fact that you do not currently have sufficient authorized shares.

The Declaration of Trust of PMC Commercial Trust currently provides for 100,000,000 authorized shares of beneficial interest, consisting of common shares and “such other types of classes of securities of the Trust as the Trust Managers may create and authorize from time to time and designate as representing a beneficial interest in the Trust”. At June 30, 2013, approximately 10,596,000 PMC Commercial Common Shares were outstanding. The only other authorized class of shares of beneficial interest will be the PMC Commercial Preferred Shares, no shares of which are currently outstanding. Under the Merger Agreement, 22,000,003 PMC Commercial Common Shares and 65,028,571 PMC Commercial Preferred Shares will be issued to the CIM Parties. The PMC Commercial Common Shares and Preferred Shares to be issued to the CIM Parties in the Merger, when added to the currently outstanding PMC Commercial Common Shares, will be within the total authorized shares.

The Statement of Designation of the PMC Commercial Preferred Shares has been duly authorized by the Board of Trust Managers and will be filed with the Office of the County Clerk of Dallas County, Texas immediately prior to the closing of the Merger. The issuance of the PMC Commercial Common Shares and Preferred Shares in connection with the Merger pursuant to the Merger Agreement, which includes the issuance of PMC Commercial Common Shares upon conversion of the PMC Commercial Preferred Shares, has been duly approved by the Board of Trust Managers. These are the only actions required under the Declaration of Trust and the Texas Business Organizations Code to authorize the issuance of these shares to the CIM Parties in connection with the Merger. Neither action requires a vote of the shareholders on the Merger or on the issuance of shares (although, as noted in response to Comment #4 below, shareholder approval of the issuance of such shares is required by the Corporate Governance Rules of the NYSE MKT). Therefore, upon the issuance of the PMC Commercial Common Shares and Preferred Shares in the Merger itself pursuant to the terms of the Merger Agreement, such shares will be duly authorized and validly issued.

Section 200.102 of the Texas Business Organizations Code expressly authorizes a real estate investment trust (REIT) to set the “terms and conditions of a conversion” of a class of shares in its Certificate of Formation (the Declaration of Trust). Under Section 5(a) of the Statement of Designation of the PMC Commercial Preferred Shares, which when filed will constitute part of the Certificate of Formation of PMC Commercial Trust, those shares are not, and will not be, convertible until “there are sufficient authorized but unissued shares to convert all of the [PMC Commercial] Preferred Shares into Common Shares”, and, when that condition is satisfied, the PMC Commercial Preferred Shares will automatically be converted into PMC Commercial Common Shares. Thus, at the time of issuance of the PMC Commercial Preferred Shares, the PMC Commercial Common Shares to be issued upon conversion of the PMC Commercial Preferred Shares will not be capable of being converted or issued because the condition will not have then been satisfied. Upon the approval and filing of the amendment to the Declaration of Trust to increase the number of authorized PMC Commercial Common Shares, the PMC Commercial Common Shares issuable upon conversion of the PMC Commercial Preferred Shares will be duly authorized. When the PMC Commercial Preferred Shares are thereupon automatically converted into PMC Commercial Common Shares, those PMC Commercial Common Shares will be validly issued. Thus at the time the PMC Commercial Common Shares to be issued upon conversion of the PMC Commercial Preferred Shares are issued, they will be duly authorized and validly issued.

Should the amendment to the Declaration of Trust increasing the number of PMC Commercial authorized shares not become effective for any reason, the PMC Commercial Preferred Shares will simply remain outstanding as preferred shares. They will not then be currently convertible into PMC Commercial Common Shares, and no PMC Commercial Common Shares will be issuable with respect to them until that condition is satisfied. Thus, no PMC Commercial Common Shares will be outstanding at any time that have not theretofore been duly authorized and validly issued.

4.	We note that your shareholders are voting on the share issuance proposal to approve the issuance of common shares and preferred shares pursuant to the merger agreement as well as voting, through a non-binding advisory vote, on the merger-related compensation proposal. Please advise how you determined that your shareholders did not need to approve the agreement and plan of merger.

The merging parties involved in the Merger are CIM Merger Sub, which is a Delaware limited liability company, and PMC Merger Sub, which is also a Delaware limited liability company. While PMC Commercial is a party to the Merger Agreement, it is not a constituent entity to the Merger and is not a merging party. Under Section 18-209(b) of the Delaware Limited Liability Company Act, the only persons whose votes are required to authorize the Merger are the members of the merging entities. In this case, the sole member of CIM Merger Sub is CIM REIT, and the sole member of PMC Merger Sub is PMC Commercial. The Delaware Act does not “look through” a member to require a vote of the holders of equity interests in that member for the approval of this Merger.

We further confirm that neither the Texas Business Organizations Code nor the Declaration of Trust contains any provisions that would independently require the holders of shares of PMC Commercial to approve a merger of a subsidiary of PMC Commercial. Further, the Merger Agreement contains no such provision.

Because of the number of shares that are being issued in connection with the Merger, the holders of PMC Commercial Common Shares are required by the Corporate Governance Rules of the NYSE MKT to approve the issuance of the PMC Commercial Common Shares and PMC Commercial Preferred Shares to be issued pursuant to the Merger Agreement. That vote is being sought pursuant to the Proxy Statement / Prospectus.

5.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, the disclosure starting on page 139 in the section “Market Overview.” Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us, if true, that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

We have provided support for the quantitative and qualitative business and industry data under separate cover pursuant to Securities Act Rule 418 using cross reference pages from the original registration statement filing on August 30, 2013 (which we trust is acceptable to the Staff, as no new business or industry data was added in the Registration Statement filed herewith). In addition, we have highlighted the specific portions of that supporting data that we relied upon for your ease of reference. We confirm, on behalf of CIM Urban, that the third party data included in the Registration Statement were not prepared for or commissioned by CIM Group (or PMC Commercial or its affiliates), except that the Smith Travel Research, Inc. (STR) reports relating to CIM Urban’s limited number of hotel properties were commissioned for those properties in the ordinary course of managing those properties either by CIM Urban or the related hotel management company.

6.	We note the Agreement and Plan of Merger dated July 8, 2013 filed as Exhibit 2.1. Pursuant to Item 601(b)(2) of Regulation
S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Pursuant to Item 601(b)(2) of Regulation S-K, we have (a) added a list in Annex A, beginning on page A-48, identifying the contents of all omitted schedules and supplements and (b) added language to the Exhibit Index stating that PMC Commercial will furnish a copy of any omitted schedules to the Commission upon request.

7.	We note, on page 104, that CIM intends to transfer PMC preferred shares to 100 affiliates. Please advise whether these persons have been identified. Please advise how this intended transfer complies with Section 5 of the Securities Act and why this transfer should not be integrated into this registration statement.

The parties have determined not to list the PMC Commercial Preferred Shares, and CIM Group no longer intends to transfer PMC Commercial Preferred Shares to its affiliates. Accordingly, we have revised the disclosure in “ABOUT THIS DOCUMENT” at the beginning of the proxy statement/prospectus and throughout the proxy statement/prospectus (including the substantive discussions on pages 86 and 105) to remove references to the listing of the PMC Commercial Preferred Shares and the distribution of such shares to affiliates; we have also deleted the “PLAN OF DISTRIBUTION” section.

Cover

8.	Please state on the cover and in the beginning of the Q&A on page 1 the votes required to approve the transaction.

We have added disclosure on the cover, as well as at the beginning of Q&A on page 2 (the first page thereof following the indicated definitions), with respect to the vote of the holders of PMC Commercial Common Shares required to approve the transaction.

Questions and Answers, page 1

9.	You disclose on page 5 that the fair value of CIM Urban’s total assets as of June 30, 2013 is $2.4 billion. Please expand your disclosure to discuss the fair value methodology used to calculate this amount and also the significant assumptions used in the valuation.

The disclosure on page 6 has been expanded to discuss the fair value methodology and the significant assumptions used in the valuation.

Summary Term Sheet, page 11

10.	Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent on approval and consummation of the merger.

The Summary Term Sheet on page 18 has been expanded to include information on the material transaction fees that have been or are expected to be incurred. The updated transaction fees have been incorporated into the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 25.

11.	We note your disclosure on page 17 that some of your Trust Managers and executive officers have interests in the merger that are different from, or in addition to, interests of shareholders. Please revise your disclosure to identify these certain Trust Managers and executive officers and briefly describe and quantify the rights and benefits referenced on page 17. In addition, if there are interests other than those mentioned, please disclose them.

The disclosure on page 18 of the Registration Statement has been revised to briefly describe and, where possible, quantify the interests of the Trust Managers and executive officers that are different from, or in addition to, interests of other shareholders.

12.	We note the chart on page 14 as well as your disclosure on page 71 that your lending operations and management team will continue and that almost all of the business operations and assets of PMC Commercial after the merger will be externally managed by the manager, the advisor and their affiliates. Please identify in the narrative your executive officers and trust managers post-merger and briefly describe your management structure post-merger.

Pursuant to the Staff’s request, PMC Commercial has revised the disclosure on page 16 to identify the executive officers and Trust Managers and describe the management structure post-Merger and included a cross reference to the more detailed sections in the proxy statement/prospectus.

Note 3: Preliminary Purchase Accounting Allocation, page 30

13.	You disclose that the fair value of the PMC Commercial Shares was used in determining the purchase price. You also disclose that the purchase price is comprised of the cash amount of the special dividend and the residual value of the share consideration. Please expand your disclosure to explain how you calculated those amounts (e.g., number of shares, etc., used in the calculations). Also, tell us your basis in GAAP for determining the purchase price in this way.

We have expanded the disclosure in the preliminary purchase price allocation table to include a calculation of the total purchase price based on the shares of PMC Commercial outstanding as of June 30, 2013 and utilizing the closing price as of October 8, 2013 of PMC Commercial. The impact of the updated purchase price has been reflected in the pro forma financial statements and related footnote disclosures.

We followed ASC 805-40-30-2 in concluding that the acquisition-date fair value of the consideration transferred by the accounting acquirer (in this case, CIM Urban, the legal acquiree) for its interest in the accounting acquiree (PMC Commercial, the legal acquirer) is based on the number of equity interests CIM Urban would have had to issue to give the shareholders of PMC Commercial the same percentage equity interest in the combined entity that results from the reverse acquisition. Based on the structure of the Merger, such amount was deemed to be the equivalent of the outstanding shares of PMC Commercial. Furthermore, we determined that the fair value of the shares of the accounting acquiree (PMC Commercial) should be used to measure consideration transferred since the value of PMC’s equity interests are more reliably measurable than the value of CIM Urban’s equity interest due to the public market for PMC Commercial’s shares and the publicly available information on CIM Urban, as provided in the initial registration statement filed on August 30, 2013. Accordingly, we followed ASC 805-30-30-2 in determining the total consideration by using a current-date (October 8, 2013) closing price of PMC Commercial’s shares. The final determination of the purchase price will be based on the price of PMC Commercial shares at the time of the closing of the transaction.

14.	Please tell us the literature you relied upon in coming to your determination that the $10.50 share price of your shares is the most appropriate price to use for pro forma determinations. It appears that you adjusted the most recent closing price available of $9.12 on August 28, 2013; please explain how you determined the amount of the adjustment and the basis for it.

As noted in our response to Comment #13, we have updated the pro forma financial statements to utilize the closing price as of October 8, 2013 of PMC Commercial in the calculation of the total purchase price. The impact of the updated purchase price has been reflected in the pro forma financial statements and related footnote disclosures. As noted in Comment #13, in accordance with ASC 805, the final determination of the purchase price will be based on the price of PMC Commercial shares at the time of the closing of the transaction.

Note 4: Reclassification and Pro Forma Adjustments, page 30

15.	We note disclosure throughout your filing regarding merger-related compensation and the acceleration of vesting of outstanding equity awards. Please provide us with an estimate of the amount of compensation expense you expect to record as a result of the merger transactions and tell us how you considered this compensation in preparing your pro forma financial statements.

Management of PMC Commercial evaluated the outstanding options and determined that the Merger triggers a reconsideration event. Accordingly, for the initial filing of the registration statement on August 30, 2013, the 98,500 options that remained outstanding as of June 30, 2013 were evaluated using the Black-Scholes model and the expense related to the reconsideration event was approximately $175,000. In addition, the 6,666 shares of outstanding restricted share awards that would vest upon closing of the Merger had approximately $25,000 of remaining unamortized expense relating to those restricted share awards. The aggregate of $200,000 was considered as part of the estimated transaction costs. Note (C) has been updated to indicate that other transaction costs includes this component of compensation expense.

For the Registration Statement filed herewith, based on the purchase price adjustment to $8.78 per share, the expense related to the reconsideration event has been adjusted to $75,000 and the aggregate compensation cost of $100,000 has been reflected as such in the revisions to the Unaudited Pro Forma Condensed Combined Financial Statements.

Management of PMC Commercial Trust also identified that an adjustment to the previously issued Unaudited Pro Forma Combined Financial Statements was necessary to reflect the consideration to be provided to executives under the amended employment agreements which would become effective upon consummation of the Merger. As part of the employment agreements, Messrs. Salit and Berlin (the “PMC Executives”) are to be awarded fixed stock awards of 300,000 and 225,000 shares, respectively, on January 1, 2016. The service period for the PMC Executives is anticipated to be approximately two years. The value of the awards was determined to be $3.28 per share or $1,722,000. The value per share was based on the per share price of the common shares of beneficial interest on October 8, 2013, or $8.78 per share, less the special dividend of $5.50 per share. For purposes of the pro forma presentation, this aggregate compensation expense is amortized over the two-year service period. Accordingly, an adjustment has been made to the Unaudited Pro Forma Combined Financial Statements to reflect compensation expense of $861,000 and $431,000 during the year ended December 31, 2012 and the six months ended June 30, 2013, respectively.

16.	Please tell us how you determined your commercial loan portfolio was not impaired as of June 30, 2013, and provide us with a detailed qualitative and quantitative analysis of the differences between your valuation of that loan portfolio and CIM Urban’s analysis.

PMC Commercial’s loans receivable are held for investment and as such are carried at their unamortized principal balance less net loan origination fees, discounts and loan loss reserves. PMC Commercial records loan loss reserves based on a process which identifies and evaluates exposure to probable loan losses, under both ASC 310-10 (for loans with specifically identified impairments) and ASC 450-20 (for the determination of general reserves when it is determined that it is probable that a loss has occurred in the portfolio and an estimate of the loss can be reasonably estimated).

An incurred loan loss recognition model is inherently different than a full fair value estimate utilized for purchase accounting purposes. It should be noted that none of the differences in the underlying assumptions is related to the credit risk inherent in the portfolio. CIM Urban’s preliminary valuation of PMC Commercial’s commercial loan portfolio is based upon a market participant’s approach to determining fair value of the loan portfolio. A market participant’s approach to valuation, in the absence of similar active trades or a readily ascertainable market value, differs from PMC Commercial’s recorded value of the loan portfolio in accordance with generally accepted accounting principles (“GAAP”). CIM Urban’s valuation incorporates various assumptions including, but not limited to, expected holding periods, expected rates of returns, discount rates, default rates, and related market interest rates. CIM Urban’s assumptions, primarily as it relates to selecting an appropriate discount rate to apply in its preliminary valuation model, were influenced by the various strategic alternatives available to a market participant with the long or short term hold decisions to be made with respect to the loan portfolio. All the above were considered by CIM Urban when assessing the appropriate overall discount rate to be used in its fair value determination.

CIM Urban’s preliminary valuation, which utilized a discount rate of 11.3% on the loan portfolio held by the two SBIC entities (PMC Investment Corporation and Western Financial Capital Corporation) and PMC Commercial (the “non-SBA 7(a) loan portfolio”), all of which loans were not originated under the Small Business Administration’s 7(a) Government Guaranteed Loan Program, resulted in a lower preliminary valuation. Based upon general discussions regarding this type of loan portfolio with marketplace participants and considering the strategic alternatives available to a potential buyer with current market risk adjusted expected returns, CIM Urban determined that the non-SBA 7(a) loan portfolio warranted such selected discount rate due to the following risk considerations and market factors:

1. Bulk Sale Discount – Given the small average size of the loans (approximately $1 million), CIM Urban believes that a market participant would determine that it is most efficient to sell the loan portfolio in bulk, which would likely require offering a discount to potential buyers for the complexity associated with inheriting a sizable volume of loans with non-institutional borrowers.

2. Borrowers’ Financial Information – PMC Commercial’s borrowers are predominantly sole proprietors and/or small business owners. As such, financial information related to the borrowers is generally less transparent and may not be readily available.

3. Illiquidity – There are limited comparable loan portfolio market trades given the concentration in the underlying collateral (predominately limited-service hotels), diversified geography of the underlying collateral, borrower profile, and average loan size. As a result, the esoteric nature of the portfolio will require offering a discount to buyers to overcome the illiquidity inherent in the asset.

4. Term to Maturity – The loans in the non-SBA 7(a) loan portfolio have an average term to maturity of approximately 11 years, which is significantly longer than many loans for sale in the marketplace today. As a result, it is likely that an additional discount may be necessary to compensate buyers for the relatively long term to maturity of the loan portfolio.

For the aforementioned reasons, on a preliminary fair value basis that is subject to change, CIM Urban has applied a discount rate employed in valuing PMC Commercial’s non-SBA 7(a) loan portfolio that has resulted in a substantial discount compared to the portfolio as recorded on the books and records of PMC Commercial. It should be noted that none of the differences in the underlying assumptions is related to the credit risk inherent in the portfolio. A more detailed analysis of the loan portfolio is expected to be completed in conjunction with the final purchase price allocation at Closing, which may include the use of third-party valuation experts.

Note 4: Reclassification and Pro Forma Adjustments (D), page 31

17.	Please tell us how you determined it was appropriate to present the gross cash received from the anticipated borrowings on CIM Urban’s credit facility, with an offsetting liability for dividends payable, on your pro forma balance sheet. Please clarify when you intend to pay the dividend and your consideration of reflecting that payment in your pro forma balance sheet.

Pursuant to the terms of the Merger Agreement, shareholders of record at the close of the business day prior to the closing of the Merger will receive a special cash dividend of $5.50 per common share payable on or prior to the tenth business day following the effective date of the Merger. Accordingly, the pro forma balance sheet has assumed the declaration of the dividend on the closing date of the Merger. Additionally, as the combined company does not have available cash to fund the dividend, the pro forma financial statements have assumed the receipt of $58,279,000 in cash obtained from CIM Urban’s existing line of credit. In response to the Staff’s comment, we have modified Note 4(D) to the Unaudited Pro Forma Condensed Combined Financial Statements to further clarify this pro forma adjustment.

Note 4: Reclassification and Pro Forma Adjustments (I), page 31

18.	Please provide us with additional details about the net increase in value of the loan portfolio of your taxable REIT subsidiaries, which does not appear to be discussed elsewhere in the document.

For purposes of valuation of the portion of PMC Commercial’s portfolio that has been originated pursuant to the SBA 7(a) government guaranteed loan program and owned by a taxable REIT subsidiary, it was determined that the market rate for the sold portion of loans retained on its books is based on the rate that PMC Commercial would pay to a secondary market purchaser if the loan was sold at par as of the date of valuation. At June 30, 2013 the rate used was 1.375%, which is the rate that was available to PMC Commercial on sales of the government guaranteed portion of the loan. As a result of the value pertaining to the $37.0 million of loans with a weighted average interest rate of 5.97% as of June 30, 2013 that have a government guarantee, there is a net increase in value for the taxable REIT subsidiary.

Note 4: Reclassification and Pro Forma Adjustments (K), page 32

19.	Please tell us how you determined the adjustment to noncontrolling interest in more detail. Also, tell us you (sic) basis in GAAP for how you calculated the adjustment.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As disclosed in Note 4(K) to the Unaudited Pro Forma Condensed Combined Financial Statements, PMC Commercial’s noncontrolling interest represents cumulative preferred stock held by the SBA. The preferred stock was issued by a specialized small business investment company (“SSBIC”) pursuant to the Small Business Investment Act of 1958. The SSBIC which issued the preferred stock is required to be structured as a taxable REIT subsidiary (“TRS”) solely as a result of the outstanding preferred stock. Additionally, SSBICs have more restrictive lending requirements than many other forms of regulated entities. Accordingly, management believes that a market participant with sufficient liquidity would affect necessary steps to create a more tax efficient structure while also easing certain lending requirements in an effort to deploy incremental capital to fund loans. Accordingly, management estimated the fair value of the noncontrolling interest at $3.0 million which is equal to the par value of the SSBIC preferred stock.

Risk Factors, page 37

Investments in office buildings ..., page 43

20.	Please expand this risk factor to address the risk, if true, that a government tenant could cancel its lease at any point, and any other additional risks associated with having a government tenant.

Pursuant to the Staff’s request, PMC Commercial has revised the risk factor on page 44. CIM Urban’s current leases with government tenants do not permit them to cancel their leases.

PMC Commercial may be unable to secure funds..., page 54

21.	We note your disclosure that your “long-term liquidity needs will consist primarily of funds necessary to pay for development or repositioning of properties.” Please clarify whether you have any development projects currently planned.

Pursuant to the Staff’s request, the disclosure has been clarified on page 56 to indicate that no such significant development or repositioning projects are currently planned.

PMS (sic) Commercial and CIM Urban face other risks, page 59

22.	We note your statement that the “risks listed above are not exhaustive and you should be aware that following the Merger, PMC Commercial and CIM Urban will face various other risks.” Please revise to clarify that all material risks are disclosed.

We have revised the risk factor on page 60 to provide the requested disclosure.

The Merger, page 64

23.	We note your disclosure on page 69 regarding the special meeting held July 5, 2013. Please revise to identify the third party advisor that summarized the results of its due diligence report and briefly describe the subject of such due diligence.

As requested, the disclosure under “THE MERGER – Background of the Merger” beginning on page 71 has been revised to include the subject matter of the third party advisor’s due diligence effort (which we now more appropriately refer to as the “third party service provider”). We have referred to the third party service provider that assisted us with financial and tax due diligence, but have not included its specific identity for the reasons discussed below. We have re-characterized the third party service provider’s work product as a summary rather than a report since that is what it was in substance and to remove any implication that it might be a “report” as that term is used in Item 4(b) of Form S-4.

The financial and tax due diligence work performed by the third party service provider was only a part of the overall due diligence effort conducted by PMC Commercial with respect to CIM REIT. Due diligence was also conducted by management, Sandler O’Neill and legal counsel on other aspects of CIM REIT. There was no special significance to the due diligence performed by this third party service provider - it was no more important than that conducted by any of the others engaged in the due diligence effort. The financial and tax due diligence performed by the third party service provider was intended to confirm PMC Commercial’s understanding of certain financial and tax aspects of

CIM REIT. It revealed nothing materially negative about CIM REIT. It was not regarded as material by the Board of Trust Managers and was not cited by it in the Board resolutions approving the transaction.

The reference to due diligence, including this financial and tax due diligence, was initially included because it was part of the process engaged in by PMC Commercial in connection with the transaction, which is described in great detail in “THE MERGER” section of the proxy statement/prospectus. In an effort to provide a complete and accurate picture of the process engaged in by PMC Commercial in connection with the transaction, and the incurring of associated costs, that disclosure mentions in numerous places the due diligence efforts by management, Sandler O’Neill, legal counsel, and by this third party service provider.

We believe the disclosure as revised gives an accurate depiction of the process involved in the transaction, without attaching undue significance to this particular aspect of the due diligence.

Due diligence reports are a normal part of any merger transaction. The results of due diligence are customarily reported to management and summarized for the board in virtually every such transaction. The results of such work, however delivered to management or a board, have not historically been regarded as “reports, opinions or appraisals” as contemplated by Item 4(b) of Form S-4. We respectfully suggest that language implies, and the Item is intended to elicit, expertised material, not routine due diligence work.

In addition, in this case, because nothing materially negative resulted from the third party service provider’s due diligence work, it is not “material” as that term is customarily used and understood under the securities laws. If the summary is not material, it need not be disclosed to comply with the securities laws generally. As to the particular requirements of Form S-4, since it is not material, it cannot be “materially related to the transaction” within the meaning of Item 4(b).

The delivery of the third party service provider’s summary of its due diligence work was presented to the Board of Trust Managers at the July 5 meeting only because the timing of the completion of its work happened to coincide with the time of that meeting. Management, as well as the Board of Trust Managers, had been given ongoing interim briefings as to the results of this due diligence as they progressed, just as they had been receiving briefings from others assisting in due diligence efforts. Because completion of the third party service provider’s work was delayed due to the need for additional input from CIM REIT, it happened to finally conclude at this time. It was, as a matter of ease and efficiency, presented at the meeting rather than to the management separately, as was originally contemplated and was the case with the results of other due diligence. It was not presented at the Board of Trust Managers meeting because it had any special significance.

The third party service provider was selected to do this due diligence work because PMC Commercial has a very small employee staff. PMC Commercial’s management and staff had the competence to do the due diligence work performed by the third party service provider, but they did not have the time to do it in light of ongoing business operations, other due diligence being done by them, and the other demands on their time imposed by the transaction. The third party service provider was engaged not for its special expertise or to render an opinion, but because it could supply the manpower to accomplish routine work in a timely manner.

There is no special significance associated with the identity of the third party service provider, and naming the provider of a summary that is itself not material would not add information that would be material to investors. Therefore, we respectfully request the Staff to allow the reference to the third party service provider without naming it.

Opinion of PMC Commercial’s Financial Advisor, page 73

24.

We note your disclosure on page 70 that you agreed to pay Sandler O’Neill a transaction fee, which is contingent upon the closing of the merger, and that you also agreed to reimburse Sandler O’Neill for its expenses. Please revise to quantify the transaction fee and expense reimbursement as well as provide a more detailed description of the contingent nature of the fees to be paid.

We have revised the disclosure on page 81 to include the amount of the transaction fee and the maximum amount of expenses to be reimbursed pursuant the engagement agreement between PMC Commercial and Sandler O’Neill.

25.	We note your disclosure on page 75 that Sandler O’Neill’s opinion was directed solely to the Board of Trust Managers for its consideration and no other person or entity is entitled to rely on the Sandler O’Neill opinion. Please note that shareholders are entitled to rely on the opinion. Please delete any language that disclaims responsibility to shareholders or implies that shareholders cannot rely on the opinion.

We have deleted all language in the Registration Statement suggesting that shareholders may not rely on Sandler O’Neill’s fairness opinion.

The Security Ownership of PMC Commercial’s Board of Trust Managers and Executive Officers and Current Beneficial Owners, page 83

26.	We note your disclosure on page 84. Please revise to identify the natural persons who have investment control over REIT Redux LP and Hoak Public Equities, L.P.

We have revised our disclosure on page 86 to identify the natural persons who have investment control over REIT Redux LP and Hoak Public Equities, L.P.

The Registration Rights and Lockup Agreement: Master Services Agreement, page 103

27.	We note your disclosure on page 45 that the advisor is entitled to receive an asset management fee based upon the gross asset value of CIM Urban’s assets. Please revise, here or elsewhere as appropriate, to provide disclosure regarding your advisor and the asset management fee you will pay to your advisor, including quantifying such fee.

Pursuant to the Staff’s request, PMC Commercial has revised the disclosure relating to the Investment Management Agreement on page 160 to describe the fee payable to the Advisor and included a cross reference to such section in the risk factor “The Manager’s and the Advisor’s fees are payable regardless…” on page 47.

Transactional Services, page 105

28.	We note your disclosure on page 105 regarding the transactional services, including identifying and recommending acquisition and dispositions of assets, overseeing, coordinating and executing capital transactions, property management services, leasing services, human resources services and accounting services. We note that the transactional services appear to consist of those activities necessary to operate your business. Please revise to clarify whether you intend to hire third parties and/or affiliates to operate your business and quantify the amounts you anticipate you will have to pay for such services.

Pursuant to the Staff’s request, PMC Commercial has revised the disclosure on pages 107-108. It is not possible to quantify the amounts payable for third party services because they will be dependent on the number, character and complexity of future transactions, which are not known at this time.

29.	Please clarify whether you or the manager will enter into contracts with a service provider to provide the transactional services. Additionally, please clarify whether there are any limitations or a maximum amount that you would pay to a service provider.

Pursuant to the Staff’s request, PMC Commercial has revised the disclosure on pages 107-108.

Master Services Agreement, page 104

30.	We note pursuant to Section 11.2 of the Master Service Agreement, you will be required to provide 30 days’ notice of termination if the Manager engages in fraud, misappropriation of funds or embezzlement. Please revise your disclosure on page 107 to describe this notice period. Further, please reconcile the disclosure on page 107 with the language in Section 11.2 of the Master Service Agreement regarding the definition of “Cause.”

Further to the Staff’s request and our subsequent conversation, the requested clarifying disclosure is provided on pages 108-109.

Business of CIM Urban, page 132

31.	Please provide disclosure regarding whether there are any limits on the amount of leverage that you will be able to incur. If there is no limit, please add a risk factor to address this risk.

Pursuant to the Staff’s request, PMC Commercial has revised the disclosure on page 139 to disclose that there is no restriction on the amount of leverage CIM Urban may incur. PMC Commercial has also revised the risk factor “CIM Urban has incurred indebtedness and expects to incur significant additional indebtedness…” on page 45.

Properties, page 143

32.	We note your footnote to certain property tables that “where applicable, annualized rent has been converted from triple net to gross by adding expense reimbursements to base rent, which may be estimated.” Please advise us the annualized rent that has been converted in the tables and quantify the expense reimbursements that have been estimated. We may have further comment.

Of the $166,250,797 total annualized rent presented in the tables, $8,251,407 represents the estimated annualized impact of expense reimbursements necessary to convert the net lease presentation to gross lease presentation. As noted, this annualized impact is based on leases commenced as of June 30, 2013, multiplied by twelve. The expense reimbursements are based on the amounts billed to tenants for the month of June 2013, multiplied by twelve. As these reimbursements are subject to true-up with the tenants and therefore subject to change, they are described as “may be estimated” in the related footnotes.

Based on our telephone discussion with the Staff, we have revised the related footnote on pages 144, 146, 147, 149, 150, 152 and 164 to disclose the amount of the expense reimbursements and how the amount is calculated. In addition, we revised the Office Portfolio – Lease Distribution and – Lease Expiration charts on page 150 to identify the number of leases that are gross and the number of leases that are net.

33.	We note that you have provided on page 146 a general description of your top ten tenants. Please specifically identify those tenants that account for a 10% or more of your annualized rental revenues. In addition, please revise to more specifically describe the industries of your top 10 tenants.

We have expanded the disclosure on page 147 to specifically identify in the footnotes those tenants that account for 10% or more of our annualized rental revenue. Other than the GSA tenants disclosed in footnote 2, which represents 20 different government tenants, CIM Urban has only one other tenant that accounts for 10% or more of its annualized revenue. We have added additional disclosure with respect to the greater than 10% tenant in a new footnote 4. In addition, we have revised the table to more specifically describe the industries for the tenants presented.

34.	We note your disclosure regarding your hotels. Please revise to describe your hotel property types and more specifically disclose the timeline relating to the foreclosure procedures in connection with the LAX hotel and whether you intend to take possession of the hotel.

Pursuant to the Staff’s request, PMC Commercial has revised its disclosure under “Los Angeles Hotel” on page 141 to disclose that the foreclosure proceedings occurred on October 8, 2013 and that a subsidiary of CIM Urban has taken possession of the LAX Holiday Inn. PMC Commercial has also revised the Hotel Portfolio table on page 153 to include the hotel property type for each hotel owned by CIM Urban.

CIM Urban’s Management’s Discussion and Analysis ..., page 162

35.	We note your disclosure on page 149 that you appear to have significant leases expiring in the next two fiscal years. Please discuss the relationship of market rents and expiring rents. In addition, please compare new rents on second generation leases and renewed leases to prior rent as adjusted for free rent periods.

We have expanded our disclosures in the “Rental Rate Trends” section of MD&A on page 165 to discuss rents related to expiring leases and new leases, as well as current market rates.

36.	Please describe the leasing results for the prior period, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

We have expanded our disclosures in the “Rental Rate Trends” section of MD&A on page 165 to describe leasing results for prior periods, including per square foot costs on new leases and renewals.

Results of Operations, page 164

37.	We note your disclosure of Segment Net Operating Income throughout your results of operations discussion. This appears to be a non-GAAP measure. Please expand your discussion to include the disclosures required by Item 10 (e) of Regulation S-K.

We have modified the summary segment results tables included throughout the “Results of Operations” discussion to remove the disclosure of Segment Net Operating Income.

Comparison of Six Months ..., page 166

38.	We note your disclosure on page 168 regarding the asset management fee paid to the manager. Please clarify who performs the appraisals to determine CIM’s value and whether CIM’s board of directors has any role in determining the ultimate valuation. Please advise if this will continue to be the way the asset management fee is determined.

We have expanded the disclosure on page 168 regarding the asset management fee paid to the Manager to clarify who performs the appraisals and the role of CIM Urban’s Advisory Board in determining the final valuation. We have included the expanded disclosure in the first instance of discussion of the asset management fee paid to the related party in the discussion of “Results of Operations,” which occurs on page 168.

The management fee with respect to CIM Urban’s assets will continue to be calculated as required under the Investment Management Agreement based on a percentage of the gross fair value of CIM Urban’s investments after consummation of the Merger. The appraisals will continue to be performed annually. As noted elsewhere in the Registration Statement, it is also anticipated that the Manager will earn an incremental fixed fee of $1 million annually for providing Base Services pursuant to the Master Services Agreement.

Critical Accounting Policies, page 173 Investment in Real Estate, page 174

39.	You disclose that you amortize acquired above-market and below-market leases to rental income over the initial terms of the prospective leases. Please tell us what consideration you gave to the fixed-rate renewal periods when determining the appropriate amortization period for below-market leases.

Both the below-market lease value and the amortization period for acquired below-market leases include consideration of any below-market, fixed-rate renewal periods. In valuing the acquired below-market leases and determining the related amortization period, leases with fixed stated below- market options were assumed to be exercised, as there is a high probability that the tenant will take advantage of a below-market contract.

We have modified the language under “Critical Accounting Policies” on page 176 to correctly reflect that the amortization period, not just the valuation, of below-market leases includes any below-market, fixed rate renewal periods.

Note Receivable, page F-30

40.	Please tell us whether or not you have evaluated the hotel property near the Los Angeles Airport for impairment since the loan went into default in February 2013, and if so, please tell us the results of your evaluation and the accounting guidance that you relied upon.

CIM Urban evaluated the note receivable for the hotel property near the Los Angeles Airport for impairment in accordance with ASC 310-10-35 using the fair market value of collateral method. When the loan went into default, CIM Urban performed an impairment analysis based on the assumption that the loan would be repaid through the liquidation or foreclosure of the collateral. The loan was considered collateral-dependent, as the most likely source of repayment expected is the underlying hotel collateral and there were no other expected cash flows. In such assessment, CIM Urban determined the amount it expects to recover to be the value of the collateral, which was based on a December 31, 2012 independent third-party appraisal of the note receivable, which considered the value of the hotel property. Based on such assessment, CIM Urban concluded that the fair value of the collateral exceeded the carrying basis of the impaired loan and, accordingly, no reserve was recorded.

Part II, Information Not Required In Prospectus, page II-1

41.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and we may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft should be filed as EDGAR correspondence.

Please note that previously unfiled Exhibits 5.1 and 99.9 are filed with the Registration Statement. We are not at this time in a position to file the tax opinions (Exhibits 8.1 and 8.2), so we are attaching drafts of those opinions as Exhibit B hereto. We expect to file the consents of the Trust Managers (Exhibits 99.2-99.8) by amendment to the Registration Statement.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned by phone at
214-740-8675 or by email at jmcknight@lockelord.com, or Mr. Jan Salit by phone at 972-349-3200, or by email at j.salit@pmctrust.com. We look forward to working with you to complete the Registration Statement. Thank you.

Very truly yours,

/s/ John B. McKnight

John B. McKnight

cc: Jan F. Salit

Strictly Private & Confidential July 2013 Fairness Opinion Presentation Project Southfork EXHIBIT A

This presentation, and the oral or video presentation that supplements it, have been developed by and are proprietary to
Sandler O'Neill & Partners, L.P. and were prepared exclusively for the benefit and internal use of the recipient.  Neither the printed presentation nor the oral or video presentation that supplements it, nor any of their contents, may be reproduced, distributed or used for any other purpose without the prior written consent of Sandler O'Neill & Partners,
L.P.
The analyses contained herein rely upon information obtained from the recipient or from public sources, the accuracy of which has not been verified, and cannot be assured, by Sandler O'Neill & Partners, L.P.  Moreover, many of the projections and financial analyses herein are based on estimated financial performance prepared by or in consultation with the recipient and are intended only to suggest reasonable ranges of results.  Finally, the printed presentation is incomplete without the oral or video presentation that supplements it.
Sandler O’Neill & Partners, L.P. prohibits employees from offering, directly or indirectly, favorable research, a specific rating or a specific price target, or offering or threatening to change research, a rating or a price target to a company as consideration or inducement for the receipt of business or compensation.  The Firm also prohibits research analysts from being compensated for their involvement in, or based upon, specific investment banking transactions.
Sandler O'Neill & Partners, L.P. is a limited partnership, the sole general partner of which is Sandler O'Neill & Partners
Corp., a New York corporation. Sandler O'Neill & Partners, L.P. is a registered broker-dealer and a member of the
Financial Industry Regulatory Authority. Sandler O'Neill Mortgage Finance L.P. is an indirect subsidiary of Sandler O'Neill
& Partners Corp.
This material is protected under applicable copyright laws and does not carry any rights of publication or disclosure.
GENERAL INFORMATION AND LIMITATIONS

Table of Contents I. Transaction Overview II. Overview of P2 III. P2 Valuation Analysis IV. Overview of C2 V. Pro Forma Analysis

I. Transaction Overview

Transaction Overview
Overview
Transaction Structure
Merger Consideration
• C2 will be merged with and into P2
• P2 will be the surviving corporation in the merger, with the combined entity renamed C2
Pro Forma Ownership
• P2: 2.17%
• C2: 97.83%
• C2 shareholders to receive 477.2 million shares of P2
– Contributing real estate portfolio with an equity value (1) of $2.386 billion
– P2 will also assume $342 million in property indebtedness
– Total enterprise value of $2.73 billion
• P2 shareholders to receive the following
– $5.50/share cash dividend
– Retain current 10.6 million shares at $5.00/share implied value
– At implied value of $5.00/share of the merger, deal value would be $10.50; aggregate value of $111.4 million
Tax Treatment
• Dividend to P2 shareholders will be taxed as a return of capital
• No tax effect on retention of P2 shares
Termination Fee
• $4.0 million paid (1.8% of P2 enterprise value) by P2 to C2 if P2 accepts a superior proposal; reduced to $3.0 million during Go Shop period
Go Shop
• 30 days
Data as of 7/1/13
Source: SNL Finance
(1) Represents the negotiated value for the portfolio

Transaction Overview
Overview (continued)
Due Diligence
Anticipated Timing
• Completed
• Announcement week of July 8th
Lock Up - C2 Shareholders
• Full lock up for 6 months
• Up to 40 million shares may be released from lock up based on board approval during 6-12 month period
• No lock up after 12 months

I. Transaction Overview II. Overview of P2

Overview of P2
Historical Financials
Data as of 7/1/13
Source:  P2 Management
(1)  Represents extraordinary costs relating to exploration of strategic alternatives
P2 Historical Income Statement
2010 2011 2012 3/31/2012 3/31/2013
Revenues
Interest income 13,537 $                13,571 $                13,896 $                3,561 $                   3,439 $
Income from retained interests in transferred assets 163 216 200 51 32
Premium income 709 1,452 1,889 797 820
Other income 1,054 840 1,079 456 224
Total revenues 15,463 $                16,079 $                17,064 $                4,864 $                   4,516 $
Interest 4,016 3,693 3,536 887 812
Salaries and related benefits 3,927 4,329 4,273 1,092 1,019
General and administrative 1,843 2,010 2,127 495 517
Severance and related benefits - - - - -
Permanent impairments 325 - - - -
Provision for loss on RITA - - - - -
Provision for loan losses, net 641 460 1,934 53 242
Total expenses 10,752 10,492 11,870 2,527 2,590
EBITDA 4,711 $                   5,587 $                   5,195 $                   2,337 $                   1,926 $
Income tax benefit (provision) 131 (114) (567) (272) (386)
Transaction costs
(1)
- (778) (5,984) (1,421) (125)
Discontinued operations (545) (1,044) (822) (171) (155)
Net Income 4,297 $                   3,651 $                   (2,178) $                473 $                       1,261 $
add: Transaction costs
(1)
- 778 5,984 1,421 125
Adjusted Net Income 4,297 $                   4,429 $                   3,806 $                   1,894 $                   1,386 $

Overview of P2
Commercial Mortgage REIT Comparable Analysis
Data as of 7/1/13
Source: SNL Financial
(In thousands except per share data)
Capitalization
52 Total Total Debt/
Price Div. Week Market Pref Total Total Total
7/1/13 Yield High Cap Equity Debt Cap Cap '13 EPS '14 EPS LTM 'EPS BV
REIT Description ($) (%) ($) ($mm) ($mm) ($mm) ($mm) (%) (x) (x) (x) (x)
Apollo Commercial Real Estate Mortgage Loans, MBS, and Debt Investments 15.90 10.06 18.28 586 86 212 885      24.0 11.1     9.6       10.1        1.0
Arbor Realty Trust Inc. Bridge & Mezzanine Loans; Commercial Mortgage; Multi-family 6.40 7.50 8.60 276 39 1,328 1,643   80.8 15.2     13.3     7.4          0.9
BRT Realty Trust Commercial Mortgage, Multi-family 7.15 0.00 7.77 101 0 258 359      71.8 NM NM NM 0.7
Colony Financial Inc. Mortgage Loans, CMBS, REO, and Other CRE Investments 19.81 7.07 23.73 1280 252 103 1,635   6.3 14.7     10.1     16.6        1.1
RAIT Financial Trust Commercial Mortgage; Fixed Rate Mortgage, ARM; Mezzanine 7.68 6.77 8.85 537 192 1,889 2,618   72.1 9.1       6.3       NM 0.8
Resource Capital Corp. Commercial Mortgage; Mezzanine Real Estate 6.12 13.07 6.96 777 73 1,650 2,500   66.0 7.7       7.0       9.4          1.1
High 19.81 13.1 23.73 1,280    252 1,889 2,618   80.8 15.2     13.3     16.6        1.1
Mean 10.51 7.4 12.37 593       107 907 1,607   53.5 11.6     9.3       10.9        0.9
Low 6.12 0.0 6.96 101       0 103     359      6.3 7.7       6.3       7.4          0.7
P2
Commercial Lending; Small Business/SBA, Hospitality 8.37 5.97 8.54 89 0 106 194      54.3 15.3     14.2     17.7        0.6
Valuation
Price/

Price Change (%)
6/26/2012
8/26/2012
10/26/2012
12/26/2012
2/26/2013
4/26/2013
6/26/2013

Price Change (%)
6/25/2010
12/25/2010
6/25/2011
12/25/2011
6/25/2012
12/25/2012
6/25/2013

Price Change (%)
6/27/2008
12/27/2008
6/27/2009
12/27/2009
6/27/2010
12/27/2010
6/27/2011
12/27/2011
6/27/2012
12/27/2012

Price/Book (%)
6/27/2008
12/27/2008
6/27/2009
12/27/2009
6/27/2010
12/27/2010
6/27/2011
12/27/2011
6/27/2012
12/27/2012

SANDLER O'NEILL + PARTNERS

Overview of P2
P2 Historical Market Performance
One Year Stock Performance
Five Year Stock Performance
Three Year Stock Performance
Five Year P/BV Comp
ADV:
17,573
ADV:
14,001
-20%
-10%
0%
10%
20%
30%
40%
P2
Russell 2000 SNL Finance REIT P2 Comps
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
P2 Russell 2000 SNL Finance REIT P2 Comps
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
P2
Russell 2000 SNL Finance REIT P2 Comps
0%
20%
40%
60%
80%
100%
120%
140%
P2 SNL Finance REIT P2 Comps
Data as of 6/26/13
Source: SNL Finance as of 7/1/13
Comps are consistent w/ those outlined in p.11;  Five year stock performance excludes ARI and CLNY given IPOs post 2008

I. Transaction Overview II. Overview of P2 III. P2 Valuation Analysis

P2 Valuation Analysis
Implied Valuation – Comparable Transactions
LTM
Earnings
(1)
Book Value
Basis 5,005 $            139,284 $
Price/ Price/
LTM Earnings Book Value
High 12.8x 1.52x
Mean 8.9x 1.19x
Low 3.7x .98x
P2 Transaction Multiples 22.3x .80x
High $64,272 $211,089
Mean $44,679 $165,654
Low $18,683 $136,234
P2 Basis as of 3/31/13
M&A Transaction Multiples
(2)
Implied P2 Valuation
(3)
(1) LTM earnings include add backs of one-time transaction related expenses of exploring strategic alternatives
(2) Transaction multiples listed on the next page
(3) Based on $5.50 dividend and retention of 10.6 million shares at an implied valuation of $5.00 per share, the aggregate consideration would be $111.4 million
(In thousands except per share data)

P2 Valuation Analysis
Implied Valuation – Comparable Transactions
Source: SNL Financial and Company filings
(In thousands except per share data)
Buyer Name Target Name Target Description
Completion
Date Deal Value
Trailing
EPS
(x)
Book
Value
(x)
Encore Capital Group, Inc. Asset Acceptance Capital Corp. Purchaser of charged-off consumer debt 06/13/13 203,169
$
NA 1.33
Annaly Capital Management, Inc. CreXus Investment Corp. Commercial mortgage debt 05/23/13 875,832 12.8 1.09
Varde Partners, Inc. FirstCity Financial Corporation Distressed asset investments 05/17/13 106,949 7.5 1.18
BFC Financial Corporation Bluegreen Corporation Timeshare sales, marketing and resort management 04/02/13 147,622 3.7 0.98
Parthenon Capital Partners White River Capital, Inc. Sub-prime auto loan purchaser and receiver 02/14/13 79,400
9.0
1.03
Aquiline Capital Partners LLC First Investors Financial Services Group Auto-loan originator 11/01/12 98,658 11.6 1.52
High 12.8 1.52
Mean 8.9 1.19
Low 3.7 0.98
Price/

P2 Valuation Analysis
Discounted Cash Flow Analysis – P2 Stand Alone
(1) Based on P2 Company projections
(2) Terminal multiple represents current mean forward EPS
(3) See p. 24 for P2 WACC analysis
Metric Discount Rate
(3)
NPV
Shares
Outstanding
Value/
Share
High 9.0% $81,401 10,610            7.67 $
Mid 10.5% $76,717 10,610            7.23 $
Low 12.0% $72,381 10,610            6.82 $
P2 Stand Alone Entity
(1)
2013 2014 2015 2016 2017
Revenues
Interest income 14,511 $                   15,667 $                   17,213 $                   17,729 $                   18,261 $
Income from retained interests in transferred assets 145 123 104 107 111
Premium Income 2,936 3,188 3,634 3,743 3,855
Other income 1,239 1,430 1,618 1,666 1,716
Total revenues 18,830 $                   20,407 $                   22,569 $                   23,246 $                   23,943 $
Salaries and related benefits (4,063) (4,270) (4,351) (4,438) (4,527)
General and administrative (2,376) (2,352) (2,448) (2,497) (2,547)
Provision for loan losses, net (1,296) (1,361) (1,414) (1,442) (1,471)
EBITDA 11,095 $                   12,424 $                   14,356 $                   14,869 $                   15,398 $
Interest (4,073) (4,694) (5,504) (5,615) (5,727)
Income tax benefit (provision) (1,218) (1,487) (1,821) (1,857) (1,894)
Recognition of Prior Deferred Gains/Recoveries - - -
- -
Impairment Losses - - -
- -
Gain (Loss) on Sale of Assets - - -
- -
Discontinued Operations - - - - -
Net Income 5,805 $                      6,243 $                      7,031 $                      7,397 $                      7,777 $
Terminal Multiple: 10.9x
(2)
84,774
Free Cash Flow 5,805 $                      6,243 $                      7,031 $                      7,397 $                      92,552 $

I. Transaction Overview II. Overview of P2 III. P2 Valuation Analysis IV. Overview of C2

Overview of C2
Historical Financials
C2 audited financial statements
Excludes discontinued operations
C2 Historical Income Statement
2010 2011 2012 3/31/2012 3/31/2013
Revenues
  Rent 156,781 $             160,603 $             181,042 $             44,949 $               45,591 $
  Expense reimbursements 14,150                    8,310                      9,194                      2,147                      2,450
  Hotel 32,869                    34,695                    36,858                    9,859                      9,577
  Interest and fees 4,517                      6,119                      3,891                      1,101                      317
  Other income 2,344                      3,566                      1,529                      349                          374
  Total revenues 210,662 $             213,293 $             232,513 $             58,406 $               58,309 $
Expenses
  Rental operating 71,634                    70,252                    74,006                    17,915                    18,282
  Hotel operating 23,800                    24,834                    25,582                    6,626                      6,439
  Asset management fees to related parties 17,657                    19,326                    20,924                    5,255                      5,409
  Interest 17,058                    18,128                    18,856                    4,750                      4,677
  General and administrative 1,201                      2,066                      2,772                      486                          542
  Acquisition related costs 2,562                      3,574                      632                          -                          17,137
  Depreciation and amortization 71,204                    68,804                    69,943                    16,922
  Total expenses 205,117 $             206,983 $             212,716 $             51,954 $               52,486 $
Net Income 5,545 $                   6,309 $                   19,797 $               6,452 $                   5,822 $

I. h II. Valuation Analysis III. As IV. S V. Pro Forma Analysis

•
The following assumptions were made in the pro forma model:
– Levered current C2 portfolio by applying $1.1B of additional debt in 1Q14; no financing contingency
Used to purchase additional properties @ 6.0% NOI yield
– Calculated management fee based on .2125% quarterly fee on total asset value
– Draw down on line of credit to fund $5.50/share cash dividend
– Loans maturing in 2013 are extended
Pro Forma Analysis
Model Assumptions

Pro Forma Analysis
Pro Forma Financials
Source: C2 and P2 projections
(1)
Includes property management fee of 3% on total revenue
(2)
Fee based on C2 fund docs
(3)
Represents certain one-time below the line operating expenses at select C2 properties
(4)
Represents P2 expenses such as, losses from operating properties and income tax benefit  (provision)
(5)
Capex assumptions for C2 are based on budgeted 2014 numbers and increased at 4% annually
Pro Forma Combined Entity
2014 2015 2016 2017 2018
Operating income and expenses
C2 Rental revenue 355,058 $             369,260 $             384,030 $             399,391 $             415,367 $
C2 Property operating expenses
(1)
(142,128) (146,392) (150,784) (155,307) (159,967)
Net operating income 212,929 $             222,868 $             233,246 $             244,084 $             255,401 $
P2 Interest revenue 20,407 22,569 23,246 23,943 24,661
Less: investment management fee
(2)
(34,924) (36,321) (37,774) (39,285) (40,856)
Less: P2 G&A (6,622) (2,448) (2,497) (2,547) (2,598)
Less: other expenses
(3)
(1,361) (1,414) (1,442) (1,471) (1,500)
EBITDA 190,429 $             205,254 $             214,779 $             224,725 $             235,108 $
Depreciation & amortization (88,880) (88,880) (88,880) (88,880) (88,880)
EBIT 101,549 $             116,373 $             125,899 $             135,844 $             146,227 $
Interest expense (55,524) (55,524) (55,524) (55,524) (55,524)
(Gain) loss on disposal of assets - - - - -
Other Expenses
(4)
(1,811) (2,145) (2,181) (2,218) (2,256)
Net income to common shareholder 44,214 $               58,704 $               68,194 $               78,102 $               88,447 $
Add: D&A 88,880 88,880 88,880 88,880 88,880
less: (Gain) loss on disposal of assets - - - - -
Straightlining of rents 12,250 12,250 12,250 12,250 12,250
FFO 145,344 $             159,835 $             169,324 $             179,232 $             189,577 $
Less: Capex
(5)
(9,003) (9,363) (9,737) (10,127) (10,532)
Less: straightline of rents (12,250) (12,250) (12,250) (12,250) (12,250)
AFFO 124,091 $             138,222 $             147,337 $             156,856 $             166,796 $
Shares Outstanding 487,810 487,810 487,810 487,810 487,810
FFO/Share $0.30 $0.33 $0.35 $0.37 $0.39
AFFO/Share $0.25 $0.28 $0.30 $0.32 $0.34

Pro Forma Analysis
Office REIT Comparable Company Analysis
Data as of 7/1/13
Source: SNL Financial
(In thousands except per share data)
2013 Total
EV/
Price Div. AFFO Market Total Total Debt/
Recurring
7/1/13 Yield Payout Cap Debt Cap Total Cap LTM Est. '13 Est. '14 LTM Est. '13 Est. '14 EBITDA
REIT Ticker ($) (%) (%) ($mm) ($mm) ($mm) (%) (x) (x) (x) (x) (x) (x)
(x)
Boston Properties Inc. BXP 104.76 2.5 65.8 15,898   8,872 24,964 35.5 21.6 20.8 18.7 38.7 27.9 25.0 22.8
Brookfield Office Ppts. BPO 16.65 3.4 72.6 8,408      11,820 21,573 54.8 13.9 14.2 16.4 25.6 22.7 30.2 10.2
CommonWealth REIT CWH 23.39 4.3 74.9 2,767      3,658 7,059 51.8 7.0 8.6 8.6 15.2 16.5 16.6 13.2
Douglas Emmett Inc. DEI 24.91 2.9 64.8 3,551      3,351 6,903 48.5 17.9 17.0 16.3 24.7 22.4 21.3 20.4
Hudson Pacific Properties Inc. HPP 21.12 2.4 69.0 1,197      530 1,873 28.3 23.2 21.6 18.9 NM NM 33.0 22.7
SL Green Realty Corp. SLG 87.87 1.5 46.2 8,058      6,721 15,182 44.3 16.5 17.6 16.3 26.7 25.3 23.3 17.9
High 104.76 4.3 74.9 15,898 11,820 24,964 54.8 23.2 21.6 18.9 38.7 27.9 33.0 22.8
Mean 46.45 2.8 65.5 6,647 5,825 12,926 43.9 16.7 16.6 15.9 26.2 23.0 24.9 17.9
Median 24.15 2.7 67.4 5,805 5,190 11,121 46.4 17.2 17.3 16.4 25.6 22.7 24.2 19.1
Low 16.65 1.5 46.2 1,197 530 1,873 28.3 7.0 8.6 8.6 15.2 16.5 16.6 10.2
C2 Pro Forma
5.00 3.50 68.8 2,439 1,631 4,070 40.1 NA 23.5 16.8 NA 24.9 19.7 21.3
Price/
FFO AFFO

Pro Forma Analysis
FFO & AFFO Per Share Analysis
FFO/Share
AFFO/Share
Data as of 7/1/13
Source: SNL Financial
(In thousands)
(In thousands except per share data)
(In thousands)
Price
7/1/13 Est. '14 Est. '14
REIT Comparable Companies Ticker ($) (x) (x)
Boston Properties Inc. BXP 104.76 18.7 25.0
Brookfield Office Ppts. BPO 16.65 16.4 30.2
CommonWealth REIT CWH 23.39 8.6 16.6
Douglas Emmett Inc. DEI 24.91 16.3 21.3
Hudson Pacific Properties Inc. HPP 21.12 18.9 33.0
SL Green Realty Corp. SLG 87.87 16.3 23.3
High 104.76 18.9 33.0
Mean 46.45 15.9 24.9
Median 24.15 16.4 24.2
Low 16.65 8.6 16.6
Price/
FFO AFFO
Metric
2014
FFO
Multiple
Projected
2014
FFO/Share
Implied
Value/Share
Implied
Market
Capitalization
(1)
Implied
Total
Capitalization
(2)
High 18.9x      0.30 $           5.64 $            2,753,062 $            4,383,763 $
Mean 15.9x      0.30 $           4.73 $            2,306,481 $            3,937,182 $
Median 16.4x      0.30 $           4.87 $            2,376,806 $            4,007,507 $
Low 8.6x        0.30 $           2.57 $            1,254,594 $            2,885,295 $
Metric
2014
AFFO
Multiple
Projected
2014
AFFO/Share
Implied
Value/Share
Implied
Market
Capitalization
(1)
Implied
Total
Capitalization
(2)
High 33.0x      0.25 $           8.39 $            4,095,014 $            5,725,715 $
Mean 24.9x      0.25 $           6.33 $            3,089,859 $            4,720,560 $
Median 24.2x      0.25 $           6.14 $            2,997,431 $            4,628,132 $
Low 16.6x      0.25 $           4.23 $            2,065,833 $            3,696,535 $
(1)
Assumes proforma shares of  487,809,554
(2)
Assumes $1,630,701 2014 proforma debt as per C2 and P2 projections

Pro Forma Analysis
Discounted Cash Flow Analysis – Combined Entity
Source: C2 and P2 projections
Metric Discount Rate
(5)
NPV
Shares
Outstanding
Value/
Share
High
NPV @ 7.0%
$3,797,544 487,810           $7.78
Mid
NPV @ 9.0%
$3,492,460 487,810           $7.16
Low
NPV @ 11.0%
$3,218,113 487,810           $6.60
Pro Forma Combined Entity
2014 2015 2016 2017 2018
Operating income and expenses
C2 Rental revenue 355,058 $                   369,260 $                   384,030 $                   399,391 $                   415,367 $
C2 Property operating expenses
(1)
(142,128) (146,392) (150,784) (155,307) (159,967)
Net operating income 212,929 $                   222,868 $                   233,246 $                   244,084 $                   255,401 $
P2 Interest revenue 20,407 22,569 23,246 23,943 24,661
Less: investment management fee
(2)
(34,924) (36,321) (37,774) (39,285) (40,856)
Less: P2 G&A (6,622) (2,448) (2,497) (2,547) (2,598)
Less: other expenses
(3)
(1,361) (1,414) (1,442) (1,471) (1,500)
EBITDA 190,429 $                   205,254 $                   214,779 $                   224,725 $                   235,108 $
Terminal Value: 17.9x
(4)
4,103,729
Cash Flow 190,429 $                   205,254 $                   214,779 $                   224,725 $                   4,338,837 $
(1)
Includes property management fee of 3% on total revenue
(2)
Fee based on C2 fund docs
(3)
Represents certain one-time ‘below the line’ operating expenses at select C2 properties
(4)
Represents average EV/Recurring EBITDA for C2 comp group
(5)
See p. 25 for WACC analysis

"Has" P2 $2.50 $5.00 $7.50
Interest in P2 100% 2.17% 2.17% 2.17%
Equity Value of Entity
(1)
88,802 $          1,219,524 $ 2,439,048 $      3,658,572 $
Interest in Combined Entity 88,802 $          26,524 $       53,048 $            79,572 $
plus: Dividend
(2)
-                     58,353           58,353               58,353
Total 88,802 $          84,876 $       111,400 $          137,924 $
Per Share 8.37 $               8.00 $            10.50 $              13.00 $
P2 Shareholders
"Gets" Range
Pro Forma Analysis
Has/Gets Summary
(1) P2 economic value based on share price (as of 7/1/13) times total shares outstanding; C2 economic values based on imputed high, mean and low ranges of pro forma
FFO, AFFO and discounted cash flow analysis
(2) Based on $5.50/share dividend on 10,609,554 shares
(In thousands except per share data)

I. h II. Valuation Analysis III. As IV. S APPENDIX

•
To determine a range of discount rates, we calculated the cost of equity using the following methodology:
– Risk free rate + equity risk premium + size premium + industry premium = cost of equity
•
Risk free rate is the 10-year U.S. Treasury rate as of July 1, 2013
•
Market risk premium, size premium and industry premium based on data from Ibbotson Associates
•
We then selected the discount rate ranges based on P2’s cost of equity and WACC
Appendix
P2 WACC Analysis
Capital Target Pre-Tax After-Tax
Cost of Common Equity Source Weight Cost Cost
Risk-Free Rate
(1)
2.5%
Debt
(5)
50.0% 4.5% 4.5%
Market Risk Premium
(2)
5.7% Equity 50.0% 16.0% 16.0%
Size Premium
(3)
3.8% Preferred 0.0% 8.0% 8.0%
Industry Premium
(4)
4.4%
Cost of Common Equity 16.4% WACC 10.3%
(1)
Source:  Bloomberg
(2)
Ibbotson Long Horizon Equity Risk Premium through 2012
(3)
Ibbotson Size Premium as of December 2012, for companies with market caps $1.2MM - $477.5MM
(4)
Ibbotson Industry Premium as of December 2012, for “Non-depository Credit Institutions” companies
(5)
Represents average cost of debt for commercial mortgage REITs (source: Bloomberg)

•
To determine a range of discount rates, we calculated the cost of equity using the following methodology:
– Risk free rate + equity risk premium + size premium + industry premium = cost of equity
•
Risk free rate is the 10-year U.S. Treasury rate as of July 1, 2013
•
Market risk premium, size premium and industry premium based on data from Ibbotson Associates
•
We then selected the discount rate ranges based on C2’s cost of equity and WACC
Appendix
C2 WACC Analysis
Cost of Common Equity
Risk-Free Rate
(1)
2.5%
Market Risk Premium
(2)
5.7%
Size Premium
(3)
1.1%
Industry Premium
(4)
-0.7%
Cost of Common Equity 8.6%
(1)
Source:  Bloomberg
(2)
Ibbotson Long Horizon Equity Risk Premium through 2012
(3)
Ibbotson Size Premium as of December 2012, for companies with market caps $1.912B - $7.687B
(4)
Ibbotson Industry Premium as of December 2012, for “Real Estate” companies

EXHIBIT B

[Locke Lord LLP Letterhead]

                 , 2013

PMC Commercial Trust

17950 Preston Road, Suite 600

Dallas, Texas 75252

Ladies and Gentlemen:

We have acted as counsel to PMC Commercial Trust, a Texas real estate investment trust (“PMC Commercial”), in connection with the Special Dividend (defined below) and Merger (as defined below) as described in a Registration Statement on Form S-4, File No. 333-190934, and the related joint proxy statement/prospectus filed by PMC Commercial, Southfork Merger Sub, LLC, a Delaware limited liability company (“PMC Merger Sub”), CIM Urban REIT, LLC, a Delaware limited liability company (“CIM REIT”), and CIM Merger Sub, LLC, a Delaware limited liability (“CIM Merger Sub”), with the United States Securities and Exchange Commission on October     , 2013 (the “Registration Statement”). In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the United States federal income tax treatment of the Special Dividend (as defined below).

CIM REIT, CIM Merger Sub, PMC Commercial and PMC Merger Sub are parties to that certain Agreement and Plan of Merger, dated July 8, 2013 (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, CIM Merger Sub will merge with and into PMC Merger Sub (the “Merger”). Pursuant to the Merger Agreement, the board of trust managers of PMC Commercial will declare a dividend to be paid to the holders of PMC Commercial common shares (each, a “PMC Commercial Common Share”) as of the last business day prior to consummation of the Merger, providing for the payment of $5.50 per PMC Commercial Common Share plus that portion of PMC Commercial’s regular quarterly dividend accrued through that day, which in accordance with the terms of the Merger Agreement shall be payable on or prior to the tenth business day after consummation of the Merger (the “Special Dividend”).

In rendering our opinion, we are relying upon the accuracy and completeness at all relevant times of the facts, information, statements, representations, warranties and covenants contained in (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other information and documentation as we have deemed necessary or appropriate. In addition, we have assumed that the Special Dividend will be paid in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement and the Registration Statement, and that none of the terms or conditions contained in the Merger Agreement will be waived or modified.

Subject to the assumptions, exceptions, qualifications and limitations stated herein and in the Registration Statement, we hereby confirm that, in our opinion, the conclusions of law with respect to United States federal income tax matters set forth in the Registration Statement under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend” (which is a subsection of the discussion under the heading “Material U.S. Federal Income Tax Consequences”) are accurate and complete in all material respects.

We express no opinion as to any matter not discussed in the Registration Statement under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend.” Our opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or treatment of the Special Dividend under any other laws.

Our opinion is rendered to you as of the effective date of the Registration Statement, and we undertake no obligation to update our opinion subsequent to the date hereof. Our opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations thereunder, current administrative rulings of the Internal Revenue Service (the “IRS”), and court decisions, all of which are subject to change at any time possibly with retroactive effect. Any change in applicable law or facts and circumstances surrounding the Special Dividend, or any inaccuracy or incompleteness in the statements, facts, information, assumptions, representations, warranties or covenants on which our opinion is based could affect our conclusions. Our opinion is not binding on the IRS or the courts, and no ruling has been, or will be, obtained from the IRS as to any federal income tax consequences of the Special Dividend.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not constitute an admission that we are “experts” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

DRAFT

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601-1293

T 312.368.4000

F 312.236.7516

W www.dlapiper.com

October     , 2013

PMC Commercial Trust

17950 Preston Road, Suite 600

Dallas, Texas 75252

CIM Urban REIT, LLC

6922 Hollywood Blvd.

Ninth Floor

Los Angeles, CA 90028

Ladies and Gentlemen:

We have acted as counsel to CIM Urban REIT, LLC, a Delaware limited liability company (“CIM REIT”), in connection with the Merger (defined below) as described in a Registration Statement on Form S-4, File No. 333-190934, and the related joint proxy statement/prospectus filed by PMC Commercial (as defined below), PMC Merger Sub (as defined below), CIM REIT and CIM Merger Sub (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) on October 11, 2013 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable PMC Commercial to fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. § 229.601(b)(8), in connection with the Registration Statement.

CIM REIT, CIM Merger Sub, LLC, a Delaware limited liability company and a subsidiary of CIM REIT (“CIM Merger Sub”), PMC Commercial Trust, a Texas real estate investment trust (“PMC Commercial”), and Southfork Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of PMC Commercial (“PMC Merger Sub”), are parties to the Agreement and Plan of Merger, dated July 8, 2013 (the “Merger Agreement”).

Pursuant to the Merger Agreement, CIM Merger Sub will merge with and into PMC Merger Sub (the “Merger”), with PMC Merger Sub surviving the Merger as a direct, wholly owned subsidiary of PMC Commercial. CIM REIT and PMC Commercial have requested our opinion with respect to the matters set forth below.

In connection with rendering the opinion expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	The Registration Statement;

(2)	CIM REIT’s limited liability company agreement;

(3)	The Merger Agreement; and

(4)	Such other documents as may have been presented to us by CIM REIT from time to time.

In addition, we have relied upon the factual representations contained in the certificate issued by PMC Commercial, dated as of the date thereof, executed by a duly appointed officer of PMC Commercial, setting forth certain representations relating to the organization and proposed operation of PMC Commercial and its subsidiaries.

For purposes of our opinion, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinion.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinion set forth in this Letter is based on relevant provisions of the Code, the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof.

In rendering this opinion, we have assumed that the transactions contemplated by the Reviewed Documents have been or will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinion is based on the assumption that PMC Commercial and its subsidiaries (if any) will each be operated in the manner described in the Declaration of Trust of PMC Commercial and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto.

2

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable. Moreover, the qualification and taxation of PMC Commercial as REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of PMC Commercial for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that the conclusions of law with respect to the United States federal income tax matters set forth in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences,” excluding the matters set forth under the subheading “Tax Consequences to PMC Commercial Shareholders of the Special Dividend” (for which Locke Lord LLP, counsel to PMC Commercial, shall render an opinion) are accurate and complete in all material respects.

The foregoing opinion is limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.

We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this Letter, and we are not undertaking to update this Letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

This opinion is rendered only to you and may not be quoted in whole or in part or otherwise referred to, nor be filed with, or furnished to, any other person or entity in connection with the Registration Statements, except as follows. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended, pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R § 229.601(b)(8), and the reference to DLA Piper LLP (US) contained under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

DRAFT

3